SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.      1     )*
                                        ------------

                                   Vysis, Inc.
             ------------------------------------------------------------
                                (Name of Issuer)

                    Common stock par value = $.001 per share
             ------------------------------------------------------------
                         (Title of Class of Securities)

                                    928961101
             ------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   928961101                 13G                      Page 2 of 4 Pages
         ---------------
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Crabbe Huson Group, Inc.

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


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   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Massachusetts
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               463,814
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                         463,814

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          463,814
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.68%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 3 of 4 Pages


Item 1.     (a)   Name of Issuer:
                    Vysis., a Delaware Corporation

            (b)   Address of Issuer's Principal Executive Offices:
                    3100 Woodcreek Dr., Downers Grove, IL 60515

Item 2.     (a)   Name of Person Filing:
                    Crabbe Huson Group, Inc.

            (b)   Address of Principal Business Office:
                    121 SW Morrison, Suite 1400, Portland, OR 97204

            (c)   Citizenship:
                    Massachusetts

            (d)   Title of Class of Securities:
                    Common Stock, par value $.001 per share

            (e)   CUSIP Number:
                    928961101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [X]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

                                                               Page 4 of 4 Pages


Item 4.   Ownership.

          (a) & (b) The  aggregate  number of shares owned  beneficially  by the
reporting  person as of December 31, 1999 is    463,814,  representing  4.68% of
the outstanding common shares.

          (c) Crabbe Huson Group, Inc. does not directly own any shares of the Issuer. The number of shares as to which the reporting person has:

          (i)   Sole Power to Vote or Direct the Vote:  -0- shares
          (ii)  Shared Power to Vote or Direct the Vote:  463,814 shares
          (iii) Sole Powewr to Dispose or Direct the Disposition of: -0- shares
          (iv)  Shared Power to Dispose or Direct the Disposition of:  463,814

Item 5.   Ownership of Five Percent or Less of a Class.
          This statement is being filed to report the fact that as of December 31, 1999 the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.
                         N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
                         N/A

Item 8. Identification and Classification of Members of the Group. Crabbe Huson Group, Inc. disclaims beneficial ownership of all shares owned by each of its clients and employees and also disclaims that a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 has been or will be formed.

Item      9. Notice of Dissolution of Group.
                         N/A

Item      10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                   Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 3, 2000
     --------------------

Crabbe Huson Group, Inc.

By:  /s/Thomas F. Biesiadecki
     -------------------------
     Thomas F. Biesiadecki
     Compliance Officer